        Filed confidentially pursuant to Rule 104 under the Public Utility
                         Holding Company Act of 1935.




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 2000



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



        This report is being submitted as a combined filing for NiSource,
            Inc. and Columbia Energy Group. During the quarter ended
         December 31, 2000, NiSource did not have any investments under
                                    Rule 58.



       Please direct all inquiries to Jeffrey Grossman, Vice President and
                  Controller of NiSource, Inc. at 219-647-5675



                      NISOURCE, INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                                        Page

ITEM 1 - Organization Chart                                                                               2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   2

ITEM 3 - Associate Transactions                                                                           3

ITEM 4 - Summary of Aggregate Investment                                                                  3

ITEM 5 - Other Investments                                                                                4

ITEM 6 - Financial Statements and Exhibits                                                                4

 SIGNATURE                                                                                                4

EXHIBIT A                                                                                                 5

ITEM 1 - ORGANIZATION CHART

    Name             Energy or                                                  Percentage
of Reporting        gas-related            Date of              State of         of Voting              Nature of
  Company            Company           Organization          Organization       Securities Held         Business
-----------         ---------          ------------          ------------       ---------------        ----------
Columbia           Gas-related         January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia           Energy-related      October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia           Gas-related         October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies




Columbia Electric and all of its subsidiaries pursuant to Rule 58 of Form U-9C-3 were sold at the end of December 2000 and are therefore excluded from this filing.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

 Company      Type of       Principal                             Person to           Collateral         Consideration
 Issuing      Security      Amount of    Issue or     Cost of    Whom Security        Given with         Received for
Security      Issued        Security     Renewal      Capital      was Issued          Security          Each Security
---------    --------     ------------   -------     ---------   -----------------    ----------------   -------------

Confidential treatment requested.

CAPITAL CONTRIBUTIONS:

 Company                         Company                                Amount
Contributing                     Receiving                                of
 Capital                         Capital                          Capital Contribution
---------                       ------------                      ----------------------

Confidential treatment requested.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
 Company               Company              Types of          Direct        Indirect                           Total
 Rendering             Receiving            Services          Costs           Costs            Cost            Amount
  Services             Services             Rendered         Charged         Charged         of Capital        Billed
------------          -------------         --------         -------         -------         -----------     -----------

Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate             Reporting
Company               Company              Types of          Direct         Indirect                             Total
Rendering             Receiving            Services          Costs           Costs              Cost             Amount
Services               Services            Rendered          Charged         Charged          of Capital          Billed
----------            -----------          --------         ---------       ---------         ----------       ------------

Confidential treatment requested.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of December 31, 2000                        $ 9,695,600          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                      $ 1,454,340          Line 2

   Greater of $50 million or line 2                                                 $ 1,454,340          Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                             *
   Total current aggregate investment                                                     *              Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                                   *              Line 5

Investments in gas-related companies                                                      *

ITEM 5 - OTHER INVESTMENTS

     Major Line                   Other                     Other
of Energy-Related            Investment in last         Investment in this          Reason for difference in
       Business                U-9C-3 Report               U-9C-3 Report                  Other Investment
---------------------        -----------------           -----------------          --------------------------

Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

Exhibits:

         1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

                  NOT APPLICABLE


         2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

                  EXHIBIT A



                                    SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    NiSource, Inc.
                                    ---------------------------------------
                                                    (Registrant)






 Date:     March 23, 2001           By:       /s/ Jeffrey W. Grossman
                                       ------------------------------------
                                                  Jeffrey W. Grossman
                                                  Vice President & Controller

Exhibit A

CERTIFICATE

         NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2000 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

         The names and addresses of each such state utility commission is:

Commonwealth of Kentucky Public Service Commission
730 Schenkel Lane
Frankfort, KY 40602

Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215

Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265

Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219

Indiana Utility Regulatory Commission
302 West Washington Street, Room E 306
Indianapolis, IN  46204

Maine Public Utilities Commission
242 State Street
Augusta, ME  04333

Massachusetts Department of Telecommunications & Energy
One South Station
Boston, MA  02110

New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, NH  03301


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